                                                                      EXHIBIT 1


FOR IMMEDIATE RELEASE


            JACADA REPORTS 2001 FOURTH-QUARTER AND YEAR-END RESULTS

     License Revenue Increases 33% from Prior Quarter; Total Revenue Up 12%
                              from Prior Quarter;
                       Cash Flow Positive for the Quarter


ATLANTA, FEBRUARY 7, 2002 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension and integration solutions for e-business, today reported results for the 2001 fourth quarter and year-end.

         Total revenue for the 2001 fourth quarter was $5.8 million, up from $5.2 million in the third quarter. Software license revenue was $2.2 million, up 33% from the third quarter, and service and maintenance revenue increased slightly to $3.6 million. Gross profit for the quarter was $4.1 million, or 72% of revenue, up from $3.4 million, or 65% of revenue, in the third quarter. Pro forma net loss for the quarter, excluding non-recurring charges primarily relating to a restructuring, was $1.4 million, or $0.07 per share. Net loss for the quarter, including non-recurring charges, was $2.6 million, or $0.14 per share. In the 2000 fourth quarter, total revenue was $7.8 million and net income was $329,000, or $0.02 per share.

         For the year ended December 31, 2001, total revenue was $25.5 million, up from $25.1 million in 2000. Gross profit for the year was $18.5 million, or 72% of revenue, compared to $19.2 million, or 76% of revenue, in 2000. Pro forma net loss for the year, excluding non-recurring charges, was $5.9 million, or $0.32 per share, compared to a net profit of $777,000, or $0.04 per share, in 2000. Net loss for the year, including non-recurring charges, was $8.8 million, or $0.48 per share.

         At the end of the 2001 fourth quarter, cash, cash equivalents, short-term deposits, and marketable securities totaled $41.6 million up from $41.5 million at the beginning of the quarter. Positive cash flow was generated during the quarter due to strong fiscal management of the business.

         "We are encouraged by the fact that our software contribution rebounded and grew sequentially by 33% over the challenging third quarter of 2001," said Mike Potts, president of Jacada Ltd. "Our sales pipeline remains strong, and we see continued interest for our software products. Several of the transactions that had stalled during the third quarter were closed in the fourth quarter, and we have seen a growing interest in our legacy integration offerings. Our new partnerships with Siebel and SeeBeyond


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have proven to be new sources of momentum and have helped us identify new business in the market."

         "Responding to the economic downturn, in the fourth quarter we implemented a cost-reduction plan aimed at aligning our expenses to our near-term projected business levels. Fourth quarter and early 2002 indications show that we have scaled the business properly," said Gideon Hollander, CEO of Jacada Ltd. "We believe the adjustments we made in 2001 and the sales momentum we are experiencing will enable us to return to profitability during 2002. Even though we incurred a loss in the fourth quarter, prudent cost control, along with working capital management, enabled us to maintain a favorable cash position."

Fourth-Quarter Highlights

         During the fourth quarter, Jacada secured direct and indirect business with new customers such as AdminaStar Federal, Allmerica, Applied Card Systems, Barclays, Dodson Group, Entenial, Hartford Group, International Masters Publishers, Penda Corporation, Saskatchewan Crop Insurance Corporation, and Sam Houston Electric Cooperative. In addition, many existing customers purchased additional software and services from Jacada including Allina, Bank of America, Her Majesty's Land Registry, Irish Life and Permanent Group, Saks Incorporated, and Unigroup.

         We continue to deliver new products as we expand our customer base penetration and open up new market opportunities. In 2001, Jacada launched the Jacada Interface Server, which provides a common user interface layer for both new application development and existing legacy systems, while enabling desktop integration and protecting organizations from changes in user interface standards and technologies. In December, Jacada added XHTML generation capability to the Jacada Interface Server integrated user interface development and deployment environment. "We already have customers using the XHTML offering and we plan to continue to add significant components to the suite during 2002," said Hollander. "We believe our full suite of products will enable us to leverage our entry into the CRM market, will equip us to enter new and emerging markets, and will help us further extend our leadership role in the legacy extension and integration space."

         ABOUT JACADA - Jacada Ltd. is the leading provider of interface and integration solutions that accelerate the delivery and maintenance of enterprise applications. Jacada products address the need for extending, web-enabling and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, AXA Financial, Caterpillar, Citibank, Conseco, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Fireman's Fund, Lloyd's TSB, Porsche Cars North America, Prudential, US Department of the Interior, and


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Verizon. Jacada operates globally with headquarters in Atlanta, Georgia;
Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.


Jacada Contacts:
Ann Conrad
770-352-1300
aconrad@jacada.com
and
Phil Bourdillon
Silverman Heller Associates
310-208-2550
bourdillon@sha-ir.com


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


CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                  DECEMBER 31,
                                                                                          --------------------------
                                                                                           2001                2000
                                                                                          -------            -------

    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                 $ 5,982            $ 9,360
Short-term bank deposits                                                                       --              5,309
Marketable securities                                                                      35,660             32,154
Trade receivables (net of allowance for doubtful accounts of $ 1,022
   as of December 31, 2001 and $ 204 as of December 31, 2000)                               4,261              6,403
Other current assets                                                                          626                485
                                                                                          -------            -------

Total current assets                                                                       46,529             53,711
                                                                                          -------            -------

OTHER LONG-TERM ASSETS                                                                        203                369
                                                                                          -------            -------

LONG-TERM INVESTMENTS:
Marketable securities                                                                          --              5,644
Severance pay fund                                                                            567                548
                                                                                          -------            -------

Total long-term investments                                                                   567              6,192
                                                                                          -------            -------


PROPERTY AND EQUIPMENT, NET                                                                 3,632              3,151
                                                                                          -------            -------

OTHER ASSETS:
Other assets (net of accumulated amortization of  $ 95 as of December 31, 2001
   and $ 126 as of December 31, 2000)                                                       1,245              1,374
Goodwill                                                                                    4,283                 --
                                                                                          -------            -------

Total other assets                                                                          5,528              1,374
                                                                                          -------            -------

                                                                                          $56,459            $64,797
                                                                                          =======            =======

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                                    DECEMBER 31,
                                                                                           -----------------------------
                                                                                             2001                 2000
                                                                                           --------             --------

        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of  long-term debt                                                         $     --             $     12
Trade payables                                                                                  750                2,105
Deferred revenues                                                                             2,065                1,046
Accrued expenses and other liabilities                                                        4,089                3,808
                                                                                           --------             --------

Total current liabilities                                                                     6,904                6,971
                                                                                           --------             --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                                           967                1,036
Other long-term payable                                                                          --                  144
                                                                                           --------             --------

Total long-term liabilities                                                                     967                1,180
                                                                                           --------             --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
  Authorized: 30,000,000 shares as of December 31, 2001 and 2000; Issued and outstanding: 18,537,704 shares as of December 31, 2001 and 18,428,531
    shares as of December 31, 2000                                                               54                   54
Additional paid-in capital                                                                   68,486               67,843
Deferred stock compensation                                                                     (71)                (161)
Accumulated deficit                                                                         (19,881)             (11,090)
                                                                                           --------             --------

Total shareholders' equity                                                                   48,588               56,646
                                                                                           --------             --------

                                                                                           $ 56,459             $ 64,797
                                                                                           ========             ========

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                              THREE MONTHS ENDED                         YEAR ENDED
                                                                  DECEMBER 31,                          DECEMBER 31,
                                                       --------------------------------        --------------------------------
                                                           2001               2000                2001                2000
                                                       ------------        ------------        ------------        ------------
                                                                 (unaudited)

Revenues:
  Software licenses                                    $      2,219        $      4,735        $     10,930        $     15,506
  Services and maintenance                                    3,581               3,049              14,616               9,610
                                                       ------------        ------------        ------------        ------------

Total revenues                                                5,800               7,784              25,546              25,116
                                                       ------------        ------------        ------------        ------------

Cost of revenues:
  Software licenses                                             134                 222                 520                 725
  Services and maintenance                                    1,519               1,502               6,564               5,210
                                                       ------------        ------------        ------------        ------------

Total cost of revenues                                        1,653               1,724               7,084               5,935
                                                       ------------        ------------        ------------        ------------

Gross profit                                                  4,147               6,060              18,462              19,181
                                                       ------------        ------------        ------------        ------------

Operating expenses:
  Research and development                                    1,657               1,392               6,446               4,979
  Selling and marketing                                       2,686               4,006              14,619              12,873
  General and administrative                                  1,513               1,113               5,679               3,624
  Non-recurring charges                                       1,241                  --               2,846                  --
                                                       ------------        ------------        ------------        ------------

Total operating expenses                                      7,097               6,511              29,590              21,476
                                                       ------------        ------------        ------------        ------------

Operating loss                                               (2,950)               (451)            (11,128)             (2,295)
Financial expenses                                              (56)                 (7)               (209)               (131)
Financial income                                                382                 797               2,539               3,213
                                                       ------------        ------------        ------------        ------------

Income (loss) before taxes on income                         (2,624)                339              (8,798)                787
Taxes on income                                                   7                 (10)                  7                 (10)
                                                       ------------        ------------        ------------        ------------

Net income (loss)                                      $     (2,617)       $        329        $     (8,791)       $        777
                                                       ============        ============        ============        ============

Basic net earnings (loss) per share                    $      (0.14)       $       0.02        $      (0.48)       $       0.04
                                                       ============        ============        ============        ============

Weighted average number of shares used in
  computing basic net earning (loss) per share           18,482,615          18,379,868          18,465,127          18,141,223
                                                       ============        ============        ============        ============

Diluted net earnings (loss) per share                  $      (0.14)       $       0.02        $      (0.48)       $       0.04
                                                       ============        ============        ============        ============

Weighted average number of shares used in
  computing diluted net earning (loss) per share         18,482,615          19,120,533          18,465,127          19,503,971
                                                       ============        ============        ============        ============


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


PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA
(UNAUDITED)


                                                                 THREE MONTHS ENDED DECEMBER 31, 2001
                                                            --------------------------------------------------------------
                                                                                                              PRO FORMA AS
                                                            AS REPORTED               ADJUSTED(1)              ADJUSTED
                                                            ------------             ------------             ------------
Revenues:
  Software licenses                                         $      2,219                       --             $      2,219
  Services and maintenance                                         3,581                       --                    3,581
                                                            ------------             ------------             ------------

Total revenues                                                     5,800                       --                    5,800
                                                            ------------             ------------             ------------

Cost of revenues:
  Software licenses                                                  134                       --                      134
  Services and maintenance                                         1,519                       --                    1,519
                                                            ------------             ------------             ------------

Total cost of revenues                                             1,653                       --                    1,653
                                                            ------------             ------------             ------------

Gross profit                                                       4,147                       --                    4,147
                                                            ------------             ------------             ------------

Operating expenses:
  Research and development                                         1,657                       --                    1,657
  Selling and marketing                                            2,686                       --                    2,686
  General and administrative                                       1,513                       --                    1,513
  Non-recurring charges                                            1,241                   (1,241)                      --
                                                            ------------             ------------             ------------

Total operating expenses                                           7,097                   (1,241)                   5,856
                                                            ------------             ------------             ------------

Operating loss                                                    (2,950)                   1,241                   (1,709)
Financial expenses                                                   (56)                      --                      (56)
Financial income                                                     382                       --                      382
                                                            ------------             ------------             ------------

Income (loss) before taxes on income                              (2,624)                   1,241                   (1,383)
Taxes on income                                                        7                       --                        7
                                                            ------------             ------------             ------------

Net income (loss)                                           $     (2,617)            $      1,241             $     (1,376)
                                                            ============             ============             ============

Basic net earnings (loss) per share                                                                           $      (0.07)
                                                                                                              ============

Weighted average number of shares used in
  computing basic net earning (loss) per share                                                                  18,482,615
                                                                                                              ============

Diluted net earnings (loss) per share                                                                         $      (0.07)
                                                                                                              ============

Weighted average number of shares used in
  computing diluted net earning (loss) per share                                                                18,482,615
                                                                                                              ============

(1) The adjustments represent non-recurring charges, which include restructuring charges of $1,391 and the reversal of arbitration charges of $150.

The pro forma information is not presented in accordance with generally accepted accounting principles (GAAP) and is presented to enhance the understanding of the results of operations.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA
(UNAUDITED)


                                                                          YEAR ENDED DECEMBER 31, 2001
                                                            --------------------------------------------------------------
                                                                                                              PRO FORMA AS
                                                            AS REPORTED               ADJUSTED(2)              ADJUSTED
                                                            ------------             ------------             ------------

Revenues:
  Software licenses                                         $     10,930                       --             $     10,930
  Services and maintenance                                        14,616                       --                   14,616
                                                            ------------             ------------             ------------

Total revenues                                                    25,546                       --                   25,546
                                                            ------------             ------------             ------------

Cost of revenues:
  Software licenses                                                  520                       --                      520
  Services and maintenance                                         6,564                       --                    6,564
                                                            ------------             ------------             ------------

Total cost of revenues                                             7,084                       --                    7,084
                                                            ------------             ------------             ------------

Gross profit                                                      18,462                       --                   18,462
                                                            ------------             ------------             ------------

Operating expenses:
  Research and development                                         6,446                       --                    6,446
  Selling and marketing                                           14,619                       --                   14,619
  General and administrative                                       5,679                       --                    5,679
  Non-recurring charges                                            2,846                   (2,846)                      --
                                                            ------------             ------------             ------------

Total operating expenses                                          29,590                   (2,846)                  26,744
                                                            ------------             ------------             ------------

Operating loss                                                   (11,128)                   2,846                   (8,282)
Financial expenses                                                  (209)                      --                     (209)
Financial income                                                   2,539                       --                    2,539
                                                            ------------             ------------             ------------

Income (loss) before taxes on income                              (8,798)                   2,846                   (5,952)
Taxes on income                                                        7                       --                        7
                                                            ------------             ------------             ------------

Net income (loss)                                           $     (8,791)            $      2,846             $     (5,945)
                                                            ============             ============             ============

Basic net earnings (loss) per share                                                                           $      (0.32)
                                                                                                              ============

Weighted average number of shares used in
  computing basic net earning (loss) per share                                                                  18,465,127
                                                                                                              ============

Diluted net earnings (loss) per share                                                                         $      (0.32)
                                                                                                              ============

Weighted average number of shares used in
  computing diluted net earning (loss) per share                                                                18,465,127
                                                                                                              ============


(2) The adjustments represent non- recurring charges, which include restructuring charges of $1391, the write off of acquired technology of $1,188 and an arbitration charge of $267.

The pro forma information is not presented in accordance with generally accepted accounting principles (GAAP) and is presented to enhance the understanding of the results of operations.


                                       8